December 20, 2024

FILED VIA EDGAR

Ms. Mindy Rotter

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	Figure Certificate Company (File No. 333-275154)

Dear Ms. Rotter:

On behalf of Figure Certificate Company (the “Company”), submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that you provided orally on November 22, 2024 with regard to the Company’s third pre-effective amendment to the registration statement on Form S-1 (the “Registration Statement”), relating to the registration of the Transferable Certificates and Installment Certificates (together, the “Certificates”) of the Company. The Registration Statement was filed with the Commission on October 25, 2024 under the Securities Act of 1933 (the “Securities Act”).

Below, we have provided your comments (in bold) and the Company’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Comments:

1.	Please explain in correspondence whether Figure Certificate Company is an investment company under Accounting Standards Codification Topic 946 Financial Services – Investment Companies and if it will apply US GAAP guidance for investment companies. As part of the response, please cite applicable US GAAP.

Response: The Company respectfully advises the Staff that Figure Certificate Company is an investment company under Accounting Standards Codification Topic 946 Financial Services – Investment Companies. The Company will apply such US GAAP guidance for investment companies to Figure Certificate Company.

2.	Page 6 of the Registration Statement notes that Figure Transferrable Certificates are “issued as digital asset securities.” Please explain in correspondence whether the IRS Notice 2014-21, which is IRS virtual currency guidance, applies to taxpayers investing in the digital asset securities described in the registration statement.

Response: The Company respectfully advises the Staff that the Company will issue securities (albeit, digital asset securities) that will be registered under the Securities Act of 1933. As such, the Company does not believe the issuance of its securities is subject to IRS Notice 2014-21. While the definition provided in IRS Notice 2014-21 of “convertible virtual currency” potentially is broad enough to implicate the securities that will be issued by the Company, the Company does not believe the intent of IRS Notice 2014-21 was to implicate assets that are regulated as registered securities under the federal and state securities laws and subject to taxation as such.

3.	Page 7 of the Registration Statement notes “Provenance Blockchain Foundation pays, on behalf of FCC, all gas fees for investor Certificate transactions on the Provenance Blockchain. Response 4 included in the correspondence response received on September 29, 2023, notes “amounts the Company owes the Provenance Blockchain Foundation will be treated as expenses.” Please explain in correspondence if such payments are associated with the issuance of the Certificates and classified as debt issuance costs under US GAAP. In addition, please explain if payments related to recording of interest payments on the blockchain are associated with a component of interest expense on such Certificates. As part of the response, please cite applicable US GAAP.

Response: The Company respectfully advises the Staff that gas fees associated with new issuances of certificates are considered debt issuance costs and are amortized over the effective interest method to interest expense under Accounting Standards Codification Topic 835 Interest. Gas fees associated with the exchange or transfer of existing certificates are expensed as incurred. The payments related to the recording of interest payments on such Certificates on the blockchain are also classified as interest expense under Accounting Standards Codification Topic 835 Interest.

4.	Page 27 of the Registration Statement notes that “a complete record of peer-to-peer transactions is viewable on the Provenance Blockchain.” Please confirm in correspondence that the contract address will be provided when available in the notes to the financial statements.

Response: The Company respectfully advises the Staff that the complete record of peer-to-peer transactions viewable on the Provenance Blockchain includes the respective wallet address for each party to each transaction. Because the information is publicly available, the Company does not intend to provide the wallet address in the notes to the financial statements.

5.	Please provide disclosure regarding the tax implications of a peer-to-peer transaction to an investor in a pre-effective amendment to the registration statement.

Response: The Company respectfully advises the Staff that it has amended its registration statement to include the following disclosure:

Peer-to-Peer and ATS Transfers

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Any transfer of a Figure Transferable Certificate in a peer-to-peer or ATS transaction generally will result in a sale or exchange of the Figure Transferable Certificate for income tax purposes. In a sale or exchange of a Figure Transferable Certificate, you generally will recognize capital gain or loss equal to the difference between the amount realized by you (other than amounts, if any, attributable to accrued but unpaid interest which has not yet been taken into account by you as taxable income) and your basis in the Figure Transferable Certificate. The amount realized by you will include the amount of any cash and the fair market value of any other property you receive. The portion of any amount realized that is attributable to accrued but unpaid interest which has not yet been taken into account by you as taxable income will be taxed as ordinary interest income as described above. The gain or loss recognized by you on the disposition of the Figure Transferable Certificate generally will be long-term capital gain or loss if the holder has held the Figure Transferable Certificate for more than one year, or short-term capital gain or loss if the holder held the Figure Transferable Certificate for one year or less, at the time of the transaction. The deductibility of capital losses is subject to limitations. Parties to peer-to-peer and ATS transfers of Figure Transferable Certificates should consult their own tax advisors to understand the tax ramifications of any such transactions.

Please do not hesitate to contact me at (202) 683-3840 or susan.gault-brown@aoshearman.com if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Susan Gault-Brown

Susan Gault-Brown

Allen Overy Shearman Sterling US LLP

cc:	Clare Hove, Figure Markets Holdings, Inc. Catalina Jaime Jacob Sandoval

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